Exhibit 99.1

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco announces third quarter results; tier-one transition continues to drive gross profit improvement; amplified security of supply concerns benefit full-year revenue outlook; decade-high industry contracting volume achieved; dividend declared

Saskatoon, Saskatchewan, Canada, October 31, 2023 .. . . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the third quarter ended September 30, 2023, in accordance with International Financial Reporting Standards (IFRS).

“Our third quarter financial performance continues to demonstrate the benefits of our strategic decisions and the significant, positive momentum we are experiencing in the nuclear energy industry. We have again increased our consolidated revenue outlook for 2023, which is driven by higher average realized prices as a result of substantial uranium spot price improvements. Gross profits have also improved as our uranium average unit cost of sales decreased from last year as we continue the transition back to our tier-one production cost structure,” said Tim Gitzel, Cameco’s president and CEO.

“I am pleased to announce that effective November 1, Dominic Kieran is joining Cameco’s executive group as Global Managing Director of our subsidiary in the United Kingdom. Dominic brings extensive international executive experience in the nuclear fuel, chemical and broader technology industries, which will enhance the skillset of our strong and experienced leadership group. His wide-ranging expertise will help facilitate Cameco’s growth across the nuclear value chain.

“The world’s desire for clean, secure and low-cost energy is creating a foundation of support for nuclear energy from across the public and political spectrum. This increase in support, coupled with the geopolitical uncertainty brought on by Russia’s invasion of Ukraine and a coup in Niger, has intensified supply concerns as future uranium supply and downstream processing is needed to balance the market. In the short term, supply chain issues and inflation risks are causing production challenges for current operators. Compared to previous price cycles, the market does not have the inventory or secondary supplies to absorb market shocks.

“We are seeing durable, full-cycle demand growth across the nuclear energy industry. These factors lead us to believe that we are experiencing the industry’s best ever market fundamentals. These dynamics have also led the World Nuclear Association (WNA) to increase its demand forecast in their latest Nuclear Fuel Report to an average annual growth rate of 3.6%, compared to 2.6% in the 2021 report. Furthermore, the WNA has issued a call to action to triple nuclear capacity by 2050 to help the global drive to net-zero greenhouse gas emissions.

“Our customers understand that we are a proven, reliable supplier operating across the nuclear fuel cycle and recognize our deep understanding of how nuclear fuel markets work. The important role we play in our industry is also being recognized on the international stage. In September, I had the honour of meeting Ukrainian President Zelenskyy and Prime Minister Trudeau in Toronto where the President thanked us for helping Ukraine in its efforts to regain energy independence and we renewed Cameco’s commitment to working with them. In October, reinforcing our commitment to Energoatom, I joined a Cameco delegation to visit our partners at their head offices in Ukraine.

“Also in September, Cameco was invited to participate in the OECD’s inaugural Roadmaps to New Nuclear conference. This conference of government and industry leaders met with the intention of building leadership and cooperation in nuclear energy. In November, we are participating in the International Atomic Energy Agency’s Standing Advisory Group on Nuclear Energy to advise the agency’s long-term nuclear power and nuclear fuel cycle activities. These are proud moments for us at Cameco that highlight the impact that our work is having around the world.

“We are a responsible, commercial supplier with a strong balance sheet, long-lived, tier-one assets, and a proven operating track record, and are returning to our tier-one cost structure. We are invested across the nuclear fuel cycle and continue to work toward closing the Westinghouse acquisition with our partner Brookfield and its publicly listed affiliate Brookfield Renewable Partners and its institutional partners by the end of this year, at which time we look forward to being able to discuss the exciting prospects we see for that business. We will continue to do what we said we would do, executing on our strategy, and, consistent with our values, we will do so in a manner we believe will make our business sustainable over the long-term.”

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Q3 net earnings of $148 million; adjusted net earnings of $137 million: Results reflect normal quarterly variations in contract deliveries. Gross profit improved due to lower unit costs in our uranium segment and a higher average realized price as our market-related contracts benefitted from increases in the uranium spot price relative to a year ago. We had unrealized foreign exchange gains of $54 million on our US dollar cash balances in the quarter. We must treat our foreign currency cash balances as though they are converted to Canadian dollars at the exchange rate at the end of the quarter. The unrealized gains in the quarter were primarily due to higher-than-normal US dollar cash balances, being held for the pending acquisition of Westinghouse, and a weakened Canadian dollar relative to at the end of the second quarter. We do not adjust net earnings for these gains. Adjusted net earnings is a non-IFRS measure, see page 4.

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Strong performance in the uranium and fuel services segments and improving 2023 consolidated revenue outlook: Results for the first nine months of the year reflect the impact of higher sales volumes and average realized prices in both the uranium and fuel services segments under our long-term contract portfolio. In our uranium segment we have delivered 22.2 million pounds, in line with the delivery pattern disclosed in our annual MD&A, at an average realized price 13% higher than in the same period last year. In our fuel services segment, sales were 7% higher than in the first nine months of 2022 and at an average realized price 9% higher. With improving market fundamentals, for 2023 we have increased our consolidated revenue outlook to between $2.43 billion and $2.58 billion (previously $2.38 billion and $2.53 billion), which is primarily driven by higher expected average realized prices under our contract portfolio. In addition, we have updated our average unit cost of sales. See Outlook for 2023 in our third quarter MD&A for more information.

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Long-term contracting success continues while maintaining exposure to higher prices: As of September 30, 2023, we had commitments requiring delivery of an average of about 29 million pounds per year from 2023 through 2027, an increase from an average of about 28 million pounds per year at the end of June. We also have contracts in our uranium and fuel services segments that span more than decade, and in our uranium segment, many of those contracts benefit from market-related pricing mechanisms. In addition, we have a large and growing pipeline of business under discussion, which we expect will help further build our long-term contract portfolio. Total industry long-term contracting volumes to date in 2023 have already exceeded the volume of each of the last 10 years, a strong indication that a new long-term contracting cycle is underway.

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JV Inkai shipments: The first shipment containing approximately two thirds of our share of Inkai’s 2023 production is currently in transit. We expect the shipment to arrive before the end of 2023. The second shipment with the remaining volume of our share of 2023 production is expected to depart before the end of the year and arrive in early 2024. We continue to work closely with JV Inkai and our joint venture partner, Kazatomprom, to receive our share of production via the Trans-Caspian International Transport Route, which does not rely on Russian rail lines or ports. We could experience further delays to our expected Inkai deliveries this year if transportation using this shipping route takes longer than anticipated. To mitigate the risk of delays, we have inventory, long-term purchase agreements and loan arrangements in place we can draw on. Depending on when we receive shipments of our share of Inkai’s production, our share of earnings from this equity-accounted investee and the timing of the receipt of our share of dividends from the joint venture may be impacted.

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Canada Revenue Agency (CRA) tax dispute: In October, we received $12 million from CRA for disbursements related to the September 2018 Tax Court decision and cost award, which is in addition to the $10 million we received from CRA in April 2021 as reimbursement for legal fees. See Transfer pricing dispute in our third quarter MD&A for more information.

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Licence renewals in Northern Saskatchewan: In October, the Canadian Nuclear Safety Commission renewed the licences for McArthur River, Key Lake and Rabbit Lake. We are pleased to receive 20-year licences for McArthur River and Key Lake and a 15-year licence for Rabbit Lake. We believe that our commitment to protecting the health and safety of our employees, the public and the environment is reflected in the extended duration of the licences.

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Strong balance sheet: As of September 30, 2023, we had $2.7 billion in cash and cash equivalents and $1.0 billion in total debt. In addition, we have a $1.0 billion undrawn credit facility which matures October 1, 2027.

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Dividend: Our board of directors declared a 2023 annual dividend of $0.12 per common share, payable on December 15, 2023, to shareholders of record on November 30, 2023. The decision to declare an annual dividend is reviewed regularly by our board in the context of our cash flow, financial position, strategy and other relevant factors, including appropriate alignment with the cyclical nature of our earnings. In 2022, the board increased the dividend by 50% to reflect the expected improvement in our financial performance as we began the transition to our tier-one run rate. Until such time as we return to our tier-one cost structure, the objective of our capital allocation will be to ensure we have the financial capacity to execute on our strategy, including achieving production at McArthur River/Key Lake in accordance with our plan and closing the pending acquisition of Westinghouse. We will continue to navigate by our investment-grade rating through close management of our balance sheet metrics, maintaining sufficient liquidity to meet our risk-mitigated working cash target and that allows us to pursue other value-adding opportunities.

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Addition to executive group: Effective November 1, 2023, Dominic Kieran has been appointed Global Managing Director for Cameco UK Ltd., a wholly owned subsidiary of Cameco. Dominic brings over 20 years of leadership experience to Cameco. Most recently he served as Chief Executive Officer with Babcock Nuclear, a wholly owned subsidiary of Babcock International. Previously, he was with Urenco for 15 years in increasingly senior leadership roles, including Chief Commercial Officer, and gained a wealth of experience from his diverse responsibilities. He holds an MBA from the Henley Business School and master’s in engineering from the University of London. He is a Chartered Engineer and a Fellow of the UK Institute of Chemical Engineers and the UK Nuclear Institute. “I am looking forward to working with an excellent team to advance Cameco’s vision of energizing a clean-air world. The transition to a clean and secure energy world is our imperative and I look forward to helping this transition with Cameco,” said Dominic Kieran.

Consolidated financial results

HIGHLIGHTS	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS EXCEPT WHERE INDICATED)	2023	2022	CHANGE	2023	2022	CHANGE
Revenue	575	389	48%	1,744	1,344	30%
Gross profit	152	25	>100%	429	168	>100%
Net earnings (losses) attributable to equity holders	148	(20)	>100%	281	105	>100%
$ per common share (basic)	0.34	(0.05)	>100%	0.65	0.26	>100%
$ per common share (diluted)	0.34	(0.05)	>100%	0.65	0.26	>100%
Adjusted net earnings (non-IFRS, see page 4)	137	10	>100%	249	100	>100%
$ per common share (adjusted and diluted)	0.32	0.03	>100%	0.57	0.25	>100%
Cash provided by (used in) operations (after working capital changes)	185	(47)	>100%	487	227	>100%

The financial information presented for the three months and nine months ended September 30, 2022, and September 30, 2023, is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings (losses) and adjusted net earnings (non-IFRS measure, see page 4) in the third quarter and first nine months of 2023, compared to the same periods in 2022.

		THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net earnings (losses) - 2022	(20)	10	105	100

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Impact from sales volume changes	6	6	18	18
	Higher realized prices ($ US)	56	56	93	93
	Foreign exchange impact on realized prices	18	18	75	75
	Lower costs	40	40	66	66

	Change – uranium	120	120	252	252

Fuel services	Impact from sales volume changes	—	—	5	5
	Higher realized prices ($ Cdn)	14	14	24	24
	Higher costs	(8)	(8)	(20)	(20)

	Change – fuel services	6	6	9	9

	Other changes
	Higher administration expenditures	(5)	(5)	(44)	(44)
	Higher exploration expenditures	(1)	(1)	(6)	(6)
	Change in reclamation provisions	36	12	(10)	10
	Higher earnings from equity-accounted investee	26	26	22	22
	Change in gains or losses on derivatives	26	(8)	75	(20)
	Change in foreign exchange gains or losses	3	3	(60)	(60)
	Higher finance income	25	25	77	77
	Bargain purchase gain on CLJV ownership interest increase	—	—	(23)	—
	Change in income tax recovery or expense	(66)	(49)	(100)	(75)
	Other	(2)	(2)	(16)	(16)

	Net earnings - 2023	148	137	281	249

Non-IFRS measures

ADJUSTED NET EARNINGS

Adjusted net earnings (ANE) is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2022 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2022 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 9 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

The bargain purchase gain that was recognized when we acquired our pro-rata share of Idemitsu Canada Resources Ltd.’s 7.875% participating interest in the Cigar Lake Joint Venture has also been removed in calculating ANE since it is non-cash, non-operating and outside of the normal course of our business. The gain was recorded in the statement of earnings as part of “other income (expense)”.

Adjusted net earnings is a non-IFRS financial measure and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the third quarter and first nine months of 2023 and compares it to the same periods in 2022.

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS)	2023	2022	2023	2022
Net earnings (losses) attributable to equity holders	148	(20)	281	105

Adjustments
Adjustments on derivatives	41	75	—	95
Adjustment to other operating income	(48)	(24)	(42)	(62)
Adjustment to other income	—	—	—	(23)
Income taxes on adjustments	(4)	(21)	10	(15)

Adjusted net earnings	137	10	249	100

Selected segmented highlights

					THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
HIGHLIGHTS					2023	2022	CHANGE	2023	2022	CHANGE
Uranium	Production volume (million lbs)				3.0	2.0	50%	11.9	6.6	80%
	Sales volume (million lbs)				7.0	5.3	32%	22.2	18.7	19%
	Average realized price[1]	($	US/lb	)	52.57	46.30	14%	48.62	45.34	7%
		($	Cdn/lb	)	70.30	59.65	18%	65.40	57.84	13%
	Revenue ($ millions)				489	313	56%	1,452	1,083	34%
	Gross profit ($ millions)				139	19	>100%	349	97	>100%
Fuel services	Production volume (million kgU)				2.0	1.5	33%	9.6	9.3	3%
	Sales volume (million kgU)				2.1	2.3	(9)%	7.8	7.3	7%
	Average realized price [2]	($	Cdn/kgU	)	39.87	33.43	19%	37.44	34.39	9%
	Revenue ($ millions)				86	75	15%	291	250	16%
	Gross profit ($ millions)				15	9	67%	84	76	11%

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

Management’s discussion and analysis (MD&A) and financial statements

The third quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and nine months ended September 30, 2023, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2022, first quarter, second quarter and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR+ at sedarplus.ca, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

•	Greg Murdock, general manager, McArthur River, Cameco

•	Daley McIntyre, general manager, Key Lake, Cameco

CIGAR LAKE

•	Lloyd Rowson, general manager, Cigar Lake, Cameco

INKAI

•	Sergey Ivanov, deputy director general, technical services, Cameco Kazakhstan LLP

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our expectation that amplified security of supply concerns will benefit our full-year revenue; our belief that we are experiencing significant positive momentum in the nuclear energy industry; our consolidated revenue outlook for 2023; our continuing transition to a tier-one production cost structure and the longevity of our tier-one assets; the creation of a foundation of support for nuclear energy; the intensification of supply concerns; our view that there is durable, full-cycle demand growth across the nuclear energy industry, and related third party demand and growth rate forecasts; our commitment to the Ukraine and Energoatom; our participation in building leadership and cooperation in nuclear energy; the expected timing of the closing of the Westinghouse acquisition and the prospects for that business; our intention to continue to execute our strategy in a manner we believe will make our business sustainable over the long term; our expectations regarding our long-term contract portfolio and pipeline of business, and our view that a new long-term contracting cycle is underway; the effective date of the appointment of the new Global Managing Director for Cameco UK Ltd.; the expected timing for the arrival of the first and second shipments of our 2023 share of Inkai’s production, the risk of further delays and our ability to draw on inventory, long-term purchase agreements and loan arrangements to mitigate that risk; our 2023 annual dividend payment date and the considerations relevant to future dividends; and the expected date for announcement of our 2023 fourth quarter and annual results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; the risk that our views regarding nuclear power, its growth profile, and benefits, may prove to be incorrect; the risk that we may not be able to achieve planned production levels within the expected timeframes, or that the costs involved in doing so exceed our expectations; the risk that the production levels at Inkai may not be at expected levels or that it may not be able to deliver its production; the risk that we may not be able to meet sales commitments for any reason; the risk that the Westinghouse acquisition may be delayed or may not be completed on the terms in the acquisition agreement or at all; the risks to our business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks; the risk that we may not be able to implement our business objectives in a manner consistent with our environmental, social, governance and other values; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; the risk that we may be unsuccessful in our commitment to Ukraine and Energoatom, or our participation in building leadership and cooperation in nuclear energy; the risk that our newly-appointed executives may not begin to serve when expected; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; our production, purchases, sales, deliveries and costs; the market conditions and other factors upon which we have based our future plans and forecasts; our contract pipeline discussions; our ability to mitigate adverse consequences of delays in the shipment of our share of Inkai production; the success of our plans and strategies, including planned production; the expected timing of the closing of the Westinghouse acquisition; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant adverse consequences to our business resulting from production disruptions, including those relating to supply disruptions, economic or political uncertainty and volatility, labour relation issues, and operating risks; our ability to support Ukraine, Energoatom and the building of leadership and cooperation in nuclear energy; the ability of our newly-appointed executives to begin to serve when expected; and our ability to announce future financial results when expected.

Please also review the discussion in our 2022 annual MD&A, our 2023 third quarter MD&A and our most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our third quarter conference call on Tuesday, October 31, 2023, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 319-4610 (Canada and US) or (604) 638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, November 30, 2023, by calling (800) 319-6413 (Canada and US) or (604) 638-9010 (Passcode 0376)

2023 fourth quarter and annual report release date

We plan to announce our 2023 fourth quarter and annual consolidated financial and operating results before markets open on February 8, 2024. Announcement dates are subject to change.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com